                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                              LEDGER CAPITAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  523283 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Douglas J. Timmerman
                     President and Chief Executive Officer,
                         Anchor BanCorp Wisconsin Inc.
                                25 West Main St.
                           Madison, Wisconsin 53709;
                                 (608) 252-8700
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                              Andrew J. Guzikowski
                          Whyte Hirschboeck Dudek S.C.
                     111 East Wisconsin Avenue, Suite 2100
                           Milwaukee, Wisconsin 53202
                                 (414) 273-2100

                                 June 15, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box / /.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 523283 10 9
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Anchor BanCorp Wisconsin Inc.
    IRS Employer Identification No. 39-1726871

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC/00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Wisconsin

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    574,091
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    574,091
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     574,091*

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.56%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

* Beneficial ownership partially disclaimed. See Item 5 below.

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $1.00 per share ("Ledger Common Stock"), of Ledger Capital Corp., a Wisconsin corporation ("Ledger"). The principal executive offices of Ledger are located at 5555 North Port Washington Road, Glendale, Wisconsin 53217.


Item 2.  Identity and Background.

         This statement is being filed by Anchor BanCorp Wisconsin Inc., a Wisconsin corporation ("Anchor"), which maintains its principal office at 25 West Main Street, Madison, Wisconsin 53707. Anchor is a holding company which owns all of the outstanding stock of AnchorBank, fsb ("AnchorBank"). AnchorBank is a federal-chartered financial institution headquartered in Madison, Wisconsin which offers a variety of financial and banking services to the general public, including mortgage and consumer lending.

         The name, business address or residence, present principal occupation or employment, citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Anchor are set forth in Schedule A hereto which is incorporated herein by reference.

         During the last five years, neither Anchor nor, to the best of Anchor's knowledge, any of Anchor's executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         Concurrently with entering into the Merger Agreement (as defined in Item 4 below), Anchor was granted the Option (as defined in Item 4 below) to acquire 484,991 shares of Ledger Common Stock. None of the triggering events permitting exercise of the Option have occurred as of the date of this


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


Schedule 13D. In the event the Option becomes exercisable and Anchor wishes to purchase for cash the Ledger Common Stock subject thereto, Anchor will fund the exercise price from working capital or through other sources, which could include borrowings.

         All of the 89,100 shares of Ledger Common Stock owned by Anchor prior to its acquisition of the Option were acquired with working capital and are held by Anchor for investment purposes.

         All of the shares of Ledger Common Stock owned by the directors and executive officers of Anchor which are disclosed in Item 5 of this Schedule 13D were purchased by those directors and executive officers with personal funds and are held for investment purposes.


Item 4.  Purpose of Transaction.

         Anchor BanCorp Wisconsin Inc., a Wisconsin corporation ("Anchor") and parent company of AnchorBank, fsb, and Ledger Capital Corp., a Wisconsin corporation ("Ledger") and parent company of Ledger Bank, have entered into an Agreement and Plan of Merger, dated as of June 15, 2001 (the "Merger Agreement"), providing for the merger of Ledger with and into Anchor (the "Merger"). Anchor will be the surviving corporation in the Merger (the "Surviving Corporation") and will continue to operate under the name Anchor BanCorp Wisconsin Inc. The Merger Agreement has been approved by the Boards of Directors of both companies and, subject to shareholder approval of Ledger shareholders as well as various regulatory approvals, the Merger is expected to be completed during the fourth quarter of 2001. The banking subsidiaries of the two companies are also expected to merge and will thereafter operate under the name AnchorBank, fsb (the "Surviving Bank").

         MERGER AGREEMENT. Under the terms of the Merger Agreement, each share of the $1.00 par value common stock of Ledger ("Ledger Common Stock") issued and outstanding immediately prior to the effectiveness of the Merger (the "Effective Time") will (except as otherwise provided below) be canceled and converted into the right to receive cash in lieu of any fractional shares plus, either (a) 1.10 shares (the "Exchange Ratio") of the common stock, $.10 par value, of Anchor (the "Anchor Common Stock"), or (b) an amount of cash equal to the Exchange Ratio multiplied by the Closing Price of Anchor Common Stock as quoted on the Nasdaq Stock Market as of the Effective Time (see below). However, the Merger Agreement also provides that a maximum of 20% of the Ledger Common Stock may be exchanged for cash (the "Cash Election"). If, at the end of the day that the Cash Election exceeds 20%, the Cash Elections do not exceed more than 20.1%, then the full 20.1% of the Cash Elections will be honored. If at the end of such day, the Cash Elections exceed 20.1%, then the Cash Elections received on that day will be reduced proportionately so that the total Cash Elections equal 20% of the Ledger Common Stock outstanding at the Effective Time. Additionally, the Merger Agreement provides for a Cash Election termination date which is 45 days after the date that the letters containing instructions for exchanging the shares of Ledger Common Stock are sent to the Ledger shareholders. Any Cash Elections received after such date shall be disregarded and treated as an election to receive shares of Anchor Common Stock.

         The Merger is subject to customary closing conditions, including, without limitation, approval by Ledger's shareholders; the receipt of regulatory approvals, including approval of the Office of


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Thrift Supervision, to consummate the Merger; and the receipt of opinions of counsel that the Merger will qualify as a tax-free reorganization. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed by Anchor with the Securities and Exchange Commission with respect to shares of Anchor Common Stock to be issued in the Merger. It is anticipated that Ledger shareholders will vote upon the Merger at a special meeting of shareholders held by Ledger in the fourth quarter of 2001. (See Article VII of the Merger Agreement.)

         The Merger Agreement provides that, as of the Effective Time, the Surviving Corporation will take necessary actions, including expansion of the size of its Board of Directors, if required, to cause one existing director of Ledger, James D. Smessaert, to be appointed to the Board of Directors of the Surviving Corporation. Mr. Smessaert's initial term will expire on the date of the annual meeting following his appointment to the Board of Directors. The Surviving Corporation will also cause Mr. Smessaert to be nominated as its uncontested candidate for election at the annual meeting of shareholders at which his term expires for a full three-year term as a director of the Surviving Corporation. (See Section 1.5 of the Merger Agreement.)

         The Merger Agreement may be terminated under certain circumstances, including (i) by mutual consent of the parties (by the majority votes of their respective boards of directors); (ii) by either party if the Merger is not consummated by March 31, 2002; (iii) by either party if Ledger's shareholders do not vote to approve the Merger; (iv) by either party if any permanent injunction is issued preventing the Merger; (v) by either party if any regulatory body has denied approval of the Merger and neither party has appealed that denial; (vi) by the non-breaching party if there exist material breaches of the representations or warranties contained in the Merger Agreement which (if curable) are not cured within thirty (30) days after notice; (vii) by the non-breaching party if there occurs a material breach of any covenant or agreement in the Merger Agreement which (if curable) is not cured within thirty
(30) days after notice; (viii) by Ledger, if, under certain circumstances, as a result of a proposed acquisition of Ledger by a third party which Ledger, in the fulfillment of its directors' fiduciary duties (based on advice of its counsel) is required to accept, but only after Anchor has first been advised of the identity of the third party and the terms of its proposal and been given an opportunity to negotiate adjustments in the terms of the Merger Agreement (a "Fiduciary Termination");(ix) by Ledger if the average price of Anchor's stock during a specified trading period preceding the Effective Time declines by more than 15% relative to the SNL Midwest Thrift Stock Index; (x) by Anchor if the average price of Anchor's stock during a specified trading period preceding the Effective Time increases by more than 15% relative to the SNL Midwest Thrift Stock Index, unless such 15% increase occurs due to a public announcement by Anchor that it has entered into an agreement with respect to an acquisition, merger or similar change in control of Anchor; (xi) by either party if Ledger's board of directors does not recommend or changes its recommendation of the Merger to its shareholders because it did not receive an updated fairness opinion from its financial advisors as of the date it mailed the Proxy Statement/Prospectus to its shareholders (a "Fairness Opinion Termination");
(xii) by Anchor if (A) Ledger's board of directors does not recommend or changes its recommendation of the Merger to its shareholders for any reason, (B) any other person acquires 20% or more of Ledger's stock, (C) Ledger's board of directors recommends a "Takeover Proposal" (including, for this purpose, a tender or exchange offer, proposal for merger, recapitalization, liquidation or any offer to acquire substantially all of the stock or assets of Ledger) to its shareholders, or (D) a tender or exchange offer for 20% or more of Ledger's



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stock is made and Ledger's board of directors fails to recommend against it
(an "Anchor Termination").  (See Section 8.1 of the Merger Agreement).

         If the Merger Agreement is wrongfully terminated by Anchor, Ledger is entitled to receive a $1 million termination fee. Anchor is entitled to a $1 million termination fee if Ledger terminates the Merger Agreement under certain circumstances, including if (i) the termination occurs due to clauses (iii) or
(xi) of the preceding paragraph and a Takeover Proposal existed between June 15, 2001, and the date the Merger was presented to Ledger's shareholders for approval (or, the date of the action of Ledger's board of directors, in the case of clause (xi)), followed by a "Third Party Acquisition Event" (including, for this purpose, (x) the issuance, sale or disposition of securities representing more than 20% of the equity securities or voting power of Ledger Common Stock,
(y) the sale of or other disposition of more than 20% of Ledger's consolidated assets, or (z) any transaction where control of the Ledger's board of directors changes), or (ii) the termination occurs due to clauses (viii) or (xii) of the preceding paragraph. (See Section 8.2 of the Merger Agreement.)

         STOCK OPTION AGREEMENT. Concurrently with the Merger Agreement, Ledger and Anchor have also entered into a stock option agreement (the "Stock Option Agreement") granting Anchor an irrevocable option to purchase up to 19.9% of the Ledger Common Stock then issued and outstanding.

         Specifically, under the Stock Option Agreement, Ledger granted Anchor an irrevocable option to purchase (the "Option") 484,991 shares of Ledger Common Stock (subject to adjustment for changes in capitalization and to ensure that the Option remains exercisable for 19.9% of the then issued and outstanding shares of Ledger Common Stock) at an exercise price of $15.00 per share (the "Exercise Price"). The Option is exercisable upon the occurrence of certain events involving an acquisition or contemplated acquisition of Ledger by a party other than Anchor, as more specifically explained below.

         Briefly, the Option becomes exercisable if any of the following events occur: (i) a Third Party Acquisition Event or Ledger enters into an acquisition agreement, letter of intent, or similar agreement with respect to a Third Party Acquisition Event; (ii) the Merger Agreement is terminated because Ledger's shareholders vote against the Merger; (iii) a Fairness Opinion Termination; (iv) a Fiduciary Termination; (v) an Anchor Termination.

         The Option terminates and ceases to be exercisable upon the effectiveness of the Merger or upon the termination of the Merger Agreement. However, if it terminates after the occurrence of one of the events described in clauses (i) through (v) of the preceding paragraph, then the Option remains exercisable for a period of one year following such termination of the Merger Agreement. The Option is not exercisable at any time while Anchor is in breach of the Merger Agreement.

         If and when the Option becomes exercisable, Anchor will have the right to exercise the Option and purchase the number of shares of Ledger Common Stock covered by the option at the exercise price, all as described above. Following its exercise of the Option, Anchor will have the right to have such shares of Ledger registered under the Securities Act of 1933, as amended, for sale in a public offering, unless Ledger elects to repurchase them at their then market value.


         OTHER.  The Merger Agreement, the Stock Option Agreement, and the joint


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

press release issued in conjunction therewith are filed as exhibits to Ledger's Current Report on Form 8-K dated June 15, 2001, and are incorporated herein by reference. The brief summaries of the material provisions of the Merger Agreement and the Stock Option Agreement set forth above are qualified in their entirety by reference to each respective agreement.

         This Schedule 13D includes forward-looking statements. These forward-looking statements can be identified as such because the context of the statement includes phrases such as "it is expected" or "it is currently estimated" or other words of similar import. Similarly, statements that describe future plans or strategies are also forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors which could affect actual results include interest rate trends, the general economic climate in the Anchor and Ledger market areas, loan delinquency rates, regulatory treatment and the ability of the Surviving Corporation to implement successfully plans to eliminate redundancies. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The forward-looking statements included herein are made as of the date hereof and Anchor undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

         Except as set forth in this Item 4, the Merger Agreement or the Stock Option Agreement, neither Anchor nor, to the best of Anchor's knowledge, any of Anchor's executive officers or directors, has any present plans or proposals which relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.


Item 5.  Interest in Securities of the Issuer.

         (a) and (b): By reason of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, Anchor may be deemed to have sole voting and dispositive power with respect to the Ledger Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 484,991 shares of Ledger Common Stock, or approximately 19.9% of the shares of Ledger Common Stock outstanding on June 15, 2001, assuming exercise of the Option. However, Anchor expressly disclaims any beneficial ownership of the 484,991 shares of Ledger Common Stock which may be acquired by Anchor upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

         The following directors and executive officers of Anchor own the indicated number of shares of Ledger Common Stock. Unless otherwise indicated, all of the following directors and executives of Anchor have sole power to vote and direct the disposition of the listed shares:

                  Michael W. Helser       500 Shares

         Without exception, all shares of Ledger Common Stock owned by the directors and executive officers of Anchor are held for personal investment.


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

Anchor disclaims that any of its directors and executive officers who own Ledger Common Stock, along with Anchor, constitute a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended.

         (c): Except as set forth above, neither Anchor nor, to the best of Anchor's knowledge, any of Anchor's executive officers or directors, has effected any transaction in the Ledger Common Stock during the past 60 days.

         (d): So long as Anchor has not purchased the Ledger Common Stock subject to the Option, Anchor does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ledger Common Stock.

         (e): Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Merger Agreement contains certain customary restrictions on the conduct of the business of Ledger pending the Merger, including certain customary restrictions relating to the Ledger Common Stock. Except as provided in the Merger Agreement, the Stock Option Agreement or as set forth herein, neither Anchor, nor, to the best of Anchor's knowledge, any of Anchor's executive officers or directors, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of Ledger, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

         The exhibits listed in the accompanying Exhibit Index are incorporated in this Schedule 13D by reference set forth therein.


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

                                   SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June [___], 2001


                                        ANCHOR BANCORP WISCONSIN INC.



                                        By:
                                              -----------------------------
                                              Douglas J. Timmerman
                                              Chairman of the Board, President
                                              & Chief Executive Officer


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


                                   SCHEDULE A

         Set forth below is the name, business address or residence, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Anchor. Each of the directors and executive officers of Anchor is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite a director's or executive officer's name refers to employment with Anchor. The business address for each of the directors and executive officers of Anchor and/or AnchorBank is the following: c/o Anchor BanCorp Wisconsin Inc., 25 West Main Street, Madison, Wisconsin 53703.



Name                             Present Principal Occupation or Employment
-----                            -------------------------------------------


DIRECTORS OF ANCHOR:

Douglas J. Timmerman             Chairman of the Board, President and Chief
                                 Executive Officer

Holly Cremer Berkenstadt         President and Director of Wisconsin Cheeseman,
                                 Inc., a direct food and gift company located in Sun Prairie, Wisconsin

Donald D. Kropidlowski           Senior Vice President of AnchorBank

Greg M. Larson                   President and Chief Executive Officer of Demco,
                                 Inc., a direct mail school and library supply company located in Madison, Wisconsin

Donald D. Parker                 Former Officer, Director and Chairman of the
                                 Board of FCB Financial Corp.

Pat Richter                      Athletic Director of the University of
                                 Wisconsin - Madison

Bruce A. Robertson               Retired Vice President of AnchorBank

Richard A. Bergstrom             President of Bergstrom Corporation

EXECUTIVE OFFICERS OF ANCHOR:

Douglas J. Timmerman             President and Chief Executive Officer

J. Anthony Cattelino             Vice President and Secretary

Michael W. Helser                Treasurer and Chief Financial Officer



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EXECUTIVE OFFICERS OF ANCHORBANK:

Douglas J. Timmerman              President and Chief Executive Officer

Donald F. Bertucci                First Vice President - Loan Administration

J. Anthony Cattelino              Senior Vice President - Marketing and Retail
                                  Administration

Michael W. Helser                 Senior Vice President and Chief Financial
                                  Officer

William P. Klein                  Vice President and Treasurer

Donald D. Kropidlowski            Senior Vice President

Daniel K. Nichols                 First Vice President - Commercial Lending

Ronald R. Osterholz               Vice President - Human Resources

Mark D. Timmerman                 Vice President, Secretary and General Counsel

David L. Weimert                  First Vice President - Lending Operations



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                          ANCHOR BANCORP WISCONSIN INC.

                          EXHIBIT INDEX TO SCHEDULE 13D

                           Report Dated June 15, 2001


                                                                 Incorporated
Exhibit                                                            Herein by               Filed
Number                     Description                          Reference from           Herewith
-------        -----------------------------------              --------------           --------
2.1            Agreement and Plan of Merger, dated                    [A]
               as of June 15, 2001, by and between
               Ledger Capital Corp. and Anchor
               BanCorp Wisconsin Inc.*

2.2            Stock Option Agreement, dated as of                    [B]
               June 15, 2001, by and between Ledger
               Capital Corp. and Anchor BanCorp
               Wisconsin Inc.*

99.1           Joint Press Release of Anchor                          [C]
               BanCorp Wisconsin Inc. and Ledger
               Capital Corp., dated June 15, 2001.

----------

* The schedules to these documents are not being filed therewith. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.


[A] Exhibit 2.1 to Current Report on Form 8-K of Ledger Capital Corp. dated June 15, 2001 and filed on June 18, 2001 (Commission File No. 0-22224).

[B] Exhibit 2.2 to Current Report on Form 8-K of Ledger Capital Corp. dated June 15, 2001 and filed on June 18, 2001 (Commission File No. 0-22224).

[C] Exhibit 99.1 to Current Report on Form 8-K of Ledger Capital Corp. dated June 15, 2001 and filed on June 18, 2001 (Commission File No. 0-22224).


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